UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  April 26, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PRICE ON OFFERING OF NOTES

NTC SETS PRICE ON OFFERING OF NOTES AND TDC DISCLOSES CERTAIN ADDITIONAL FINANCIAL PERFORMANCE ESTIMATES FOR Q1 2006.

Nordic Telephone Company Holding ApS ("NTCH"), which through its direct subsidiary Nordic Telephone Company ApS ("NTC") owns and controls 88.2% of the share capital of TDC A/S ("TDC"), is expected to set prices on a private offering of notes, with NTCH as the sole obligor - cf. TDC Stock Exchange Release no. 30 dated 19 April 2006.

In connection with the offering, NTCH will publish a final offering memorandum, which contains relevant information about the TDC group, its businesses and the industry in which the TDC group operates, including certain financial performance estimates for Q1 2006.

Compared to the preliminary offering memorandum, of which TDC by way of Stock Exchange Release no. 30 dated 19 April 2006 disclosed such parts that contained relevant information about the TDC group, the final offering memorandum contains, among other things the following additional financial performance estimates for Q1 2006, produced as a result of TDC's ongoing compilation and verification of financial data:

Based on present available information TDC estimates that cash flow from operating activities for the first quarter of 2006 will be lower than for the first quarter of 2005, primarily due to a negative change in net working capital, which was partly offset by an estimated improved EBITDA before special items.

The change in net working capital is primarily due to one-off items, consisting of an advisory fee paid by TDC Q1 2006 in connection with the NTC equity Tender Offer and the positive effect in 2005 (not repeated in 2006) of accrued withholding taxes at the end of Q1 2005 associated with TDC's dividend to its shareholders declared in March 2005. The accrued withholding taxes were paid to the Danish tax authorities in the second quarter of 2005.

TDC estimates that its capital expenditures for the first quarter of 2006, adjusted for the impact of the consolidation of the capital expenditures in acquired and divested enterprises, such as Dotcom and HTCC, will be in line with the first quarter of 2005.

The above mentioned estimates are based on financial information that is not final and changes may be made in connection with the final compilation and verification.

As previously announced in TDC's financial calendar TDC will issue its earnings release for the first quarter of 2006 on May 4, 2006.


IMPORTANT NOTICE
This announcement is not an offer of securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Any public offering of securities to be made in the United States would be made by means of a prospectus that could be obtained from the issuer and that would contain detailed information about the issuer and management.

NTCH does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. Any such securities will be offered in the United States only to qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act. The securities will be offered outside the United States in accordance with Regulation S under the U.S. Securities Act.


For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     April 26, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury